

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2015

Tony Ramos
President
Finger Lakes Region Rural Broadband Company, Inc.
1050 Connecticut Avenue, N.W.
10th Floor
Washington, D.C. 20036

   Re: **Finger Lakes Region Rural Broadband Company, Inc.**
      Offering Statement on Form 1-A
      Filed June 23, 2015
      File No. 024-10457

Dear Mr. Ramos:

   Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. For example, your filing does not contain any Part II (offering circular) or Part III (exhibits) information. As a consequence, we will not perform an examination of the offering statement and we will not issue comments until the filing is in material compliance with the requirements of the form.

   We will not be in a position to qualify the Form 1-A until you amend the offering statement to correct the material deficiencies and address any comments we may have at that time.

   Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3810 with any questions.

         Sincerely,

         /s/ Celeste M. Murphy for

         Larry Spirgel
         Assistant Director